FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2008

Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact Announcement, dated December 3, 2008, relating to the share capital increase with preemptive rights of Banco Santander, S.A.

Item 1

MATERIAL FACT ANNOUNCEMENT

In connection with the share capital increase with preemptive rights of Banco Santander, S.A. (“Banco Santander”), whose share securities note of the prospectus was registered with the official registry of the Comisión Nacional del Mercado de Valores on November 11, 2008, Banco Santander announces that:

-	Today Banco Santander has granted the capital increase public deed, which has been registered with the Commercial Registry of Cantabria.

-
Also today, the Comisión Nacional del Mercado de Valores has verified that the applicable requirements for the admission to listing of the 1,598,811,880 shares of the Banco Santander share capital increase of 0.5 euros of nominal value are met and the Governing Companies of the Spanish Stock Exchanges have approved the admission to listing of the new shares.

-	The trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Automated Quotation System (Continuous Market) will commence tomorrow, December 4, 2008.

Boadilla del Monte (Madrid), December 3, 2008

Banco Santander,  S.A. - Domicilio Social: Paseo de Pereda, 9-12. 39004 SANTANDER - R. M. de Santander, Hoja 286, Folio 64, Libro 5º de Sociedades, Inscripción 1ª. C.I.F. A-39000013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	December 3, 2008	By:	/s/ José Antonio Álvarez
			Name:	José Antonio Álvarez
			Title:	Executive Vice President